Exhibit 1

Media Release

4 January 2008

Westpac completes RAMS transaction

Westpac Banking Corporation said that the acquisition of the RAMS franchise distribution business was completed today.

Westpac paid $140 million for the distribution business which includes 97 stores,

owned and operated by 55 franchisees. It did not acquire the ASX listed RAMS

Home Loans Group Ltd or its existing mortgage book.

Westpac Chief Executive Officer, David Morgan said the RAMS business provides

Westpac with another growth option in its retail banking business.

“The RAMS franchisee model has been successful and this transaction ensures that it can continue. The franchisees bring an innovative, nimble and flexible approach which will benefit Westpac.

“Not only have we increased our distribution network by over 10 per cent, we will invest in the entrepreneurial talent at RAMS to ensure it remains an aggressive market player.

“Over the last few months we have worked with franchisees to assist them stabilise their businesses. With the acquisition now complete, we are confident that they can aggressively grow their businesses, assisted by the support of a large, secure and stable bank,” Dr Morgan said.

As part of the transaction Westpac has also funded mortgages that settled from 16

November 2007 until today.

Westpac has agreed with RAMS to participate in the refinancing of its extendable commercial paper program at its expiry in the first quarter, 2008. Westpac will provide up to $1.5 billion, subject to a number of conditions including agreed structuring and pricing, and Westpac participating in a syndicate of banks to fund at least one of the two series within the RAMS program.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510